

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 14, 2021

Ronald Cogburn
Chief Executive Officer
Exela Technologies, Inc.
2701 East Grauwyler Road
Irving, Texas 75061

      Re: Exela Technologies, Inc.
          Registration Statement on Form S-3
          Filed October 5, 2021
          File No. 333-260046

Dear Mr. Cogburn:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Taylor Beech at 202-551-4515 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Trade & Services

cc: Catherine Goodall, Esq.